FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 3, 2015

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, SERIES D, SERIES E, SERIES G, SERIES I AND SERIES K PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U)  announces that it has declared a quarterly dividend of C$0.286125 per share on its Series C Preferred Shares, C$0.25212 per share on its Series D Preferred Shares, C$0.296875 per share on its Series E Preferred Shares, C$0.3125 per share on its Series G Preferred Shares, C$0.3125 per share on its Series I Preferred Shares and C$0.3125 per share on its Series K Preferred Shares.  The dividends are payable on March 31, 2015 to shareholders of record on March 17, 2015.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined that the quarterly dividend rate in respect of the April 1 to June 29, 2015 dividend period for the Series D Preferred Shares, calculated in accordance with the Series D share conditions, will be 0.891863% (3.617% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.22297 per share.

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

                     FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946